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TANNER
Accountants & Advisors

TUTTLE TWINS SHOW, LLC

Financial Statements
As of December 31, 2023 and 2022 and For the Years Then Ended

Together with Independent Auditors' Report



TANNER

Independent Auditors' Report

To the Members of
Tuttle Twins Show, LLC

Opinion

We have audited the accompanying financial statements of Tuttle Twins Show, LLC (the Company), which comprise the balance sheet as of December 31, 2023 and 2022, and the related statement of operations, members' equity, and cash flows for the year then ended, and the related notes to financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tuttle Twins Show, LLC as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis-of-Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 2, the Company has incurred operating losses and negative cash flows from operating activities since inception and expects to incur further losses. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters also are described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the *Auditors' Responsibilities for the Audit of the Financial Statements* section of our report. We are required to be independent of Tuttle Twins Show, LLC and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Financial Statements
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Tanner LLC

April 29, 2024

Balance Sheets

	As of December 31,	
	2023	**2022**
Assets		
Current assets:		
Cash and cash equivalents	$ 252,576	$ 1,670,827
Other assets	44,695	121,394
Total current assets	297,271	1,792,221
Property and equipment, net	36,193	12,830
Digital assets, net	-	336,163
Operating right-of-use asset, net	15,454	28,489
Production costs, net	7,136,305	4,380,064
Total assets	$ 7,485,223	$ 6,549,767
Liabilities and Members' Equity		
Current liabilities:		
Accounts payable	$ 314,000	$ 99,360
Accrued expenses	46,822	5,363
Lease liability, current portion	13,560	12,966
Convertible notes payable	900,000	-
Total current liabilities	1,274,382	117,689
Lease liability, net of current portion	2,290	15,850
Commitments and contingencies		
Members' equity	6,208,551	6,416,228
Total liabilities and members' equity	$ 7,485,223	$ 6,549,767

See accompanying notes to financial statements.

Statements of Operations

	For the Years Ending December 31,	
	2023	**2022**
Revenue	$ 79,652	$ 11,746
Operating expenses:		
General and administrative	764,886	631,253
Depreciation	6,490	2,175
Total operating expenses	771,376	633,428
Operating loss	(691,724)	(621,682)
Other income (expense):		
Interest expense	(13,097)	-
Realized gain on sale of digital assets	221,353	-
Other income (expense), net	27,636	(61,355)
Total other income (expense), net	235,892	(61,355)
Loss before income taxes	(455,832)	(683,037)
Income tax provision	(100)	-
Net loss	$ (455,932)	$ (683,037)

See accompanying notes to financial statements.

Statements of Members' Equity

For the Years Ending December 31, 2023 and 2022

	Preferred				Common				Accumulated		Total Members'
	Units		Amount		Units		Amount		Deficit		Equity
Balance at January 1, 2022 *(as restated)*	4,971,474	$	4,138,242		8,717,490	$	558,714	$	(940,441)	$	3,756,515
Issuance of preferred units	2,859,423		3,147,741		-		-		-		3,147,741
Equity-based compensation	-		-		1,513,729		195,009		-		195,009
Net loss	-		-		-		-		(683,037)		(683,037)
Balance at December 31, 2022	7,830,897		7,285,983		10,231,219		753,723		(1,623,478)		6,416,228
Equity-based compensation	-		-		1,062,596		248,255		-		248,255
Net loss	-		-		-		-		(455,932)		(455,932)
Balance at December 31, 2023	7,830,897	$	7,285,983		11,293,815	$	1,001,978	$	(2,079,410)	$	6,208,551

See accompanying notes to financial statements.

Statements of Cash Flows

	For the Years Ending December 31,	
	2023	**2022**
Cash flows from operating activities:		
Net loss	$ (455,932)	$ (683,037)
Adjustments to reconcile net loss to net cash and cash equivalents used in operating activities:		
Depreciation	6,490	2,175
Amortization from right-of-use asset	13,035	10,719
Equity-based compensation	248,255	195,009
Impairment of digital assets	-	63,837
Realized gain on sale of digital assets	(221,353)	-
Change in other operating assets and liabilities:		
Other assets	76,699	(117,794)
Production costs	(2,756,241)	(2,584,750)
Accounts payable and accrued liabilities	256,099	(323,404)
Lease liability	(12,966)	(10,392)
Net cash and cash equivalents used in operating activities	(2,845,914)	(3,447,637)
Cash flows from investing activities:		
Purchases of property and equipment	(29,853)	(15,005)
Purchase of digital assets	-	(400,000)
Proceeds from sale of digital assets	557,516	-
Net cash and cash equivalents provided by (used in) investing activities	527,663	(415,005)
Cash flows from financing activities:		
Issuance of preferred units	-	3,147,741
Proceeds from issuance of convertible notes payable	900,000	-
Net cash and cash equivalents provided by financing activities	900,000	3,147,741
Net change in cash and cash equivalents	(1,418,251)	(714,901)
Cash and cash equivalents at beginning of year	1,670,827	2,385,728
Cash and cash equivalents at end of year	$ 252,576	$ 1,670,827
Supplemental disclosure of cash flow information:		
Cash paid for income taxes	$ 100	$ -
Supplemental disclosures of non-cash investing and financing information:		
Right-of-use asset obtained in exchange for lease liability	$ -	$ 39,208

1. Description of Organization and Summary of Significant Accounting Policies

Organization

Tuttle Twins Show, LLC (the Company) was incorporated on April 3, 2020 as a Utah corporation. The Company creates animation content for children.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Concentrations of Credit Risk

The Company maintains its cash and cash equivalents in bank deposit accounts which, at times, exceed federally insured limits. To date, the Company has not experienced a loss or lack of access to its invested cash and cash equivalents; however, no assurance can be provided that access to the Company's invested cash and cash equivalents will not be impacted by adverse conditions in the financial markets.

Major vendors are defined as those vendors having expenditures made by the Company which exceed 10% of the Company's total purchases. Concentrations of vendors were as follows for the years ended December 31, 2023 and 2022:

	2023	2022
Vendor A (related party)	23%	18%
Vendor B (related party)	13%	10%
Vendor C (related party)	*	15%

*Vendor was below 10% for the respective year.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities to the Company of three months or less to be cash equivalents. As of December 31, 2023 and 2022, these cash equivalents consisted of money market funds and US treasury bonds.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated economic useful lives of the assets or over the related lease terms (if shorter) as follows:

Furniture and fixtures	5 years
Computers	5 years

Expenditures that materially increase values or capacities or extend useful lives of property and equipment are capitalized. Routine maintenance, repairs, and renewal costs are expensed as incurred. Upon sale or other retirement of depreciable property, the cost and accumulated depreciation is removed from the related accounts and any gain or loss is reflected in the statements of operations.

Production Costs

Costs incurred in the direct production of video content are capitalized and stated at the lower of the unamortized cost or net realizable value. The Company periodically evaluates the net realizable value of content by considering expected future revenue generation. As of December 31, 2023 and 2022, $2,756,351 and $2,584,750 in preproduction costs were capitalized, respectively.

The Company amortizes production costs in proportion to the recognition of the related revenue from each episode. Amortization expense for film costs was $0 for the year ended December 31, 2023 and 2022.

The Company periodically evaluates impairment of unamortized production cost. Any unamortized production costs in excess of fair value are written off. As of December 31, 2023 and 2022, the Company determined no impairment existed.

Digital Assets

The Company holds a digital asset and accounts for all digital assets held as indefinite-lived intangible assets in accordance with *ASC 350, Intangibles—Goodwill and Other*. The digital assets are initially recorded at cost and are subsequently remeasured on the consolidated balance sheets at cost, net of any impairment losses incurred since acquisition.

An analysis is performed each reporting period to identify whether events or changes in circumstances, principally decreases in the quoted prices on active exchanges, indicate that it is more likely than not that the digital assets are impaired. In determining if an impairment has occurred, the Company considers the lowest market price of one unit of digital asset quoted on the active exchange since acquiring the digital asset. If the then current carrying value of a digital asset exceeds the fair value so determined, an impairment loss has occurred with respect to those digital assets in the amount equal to the difference between their carrying values and the price determined.

Impairment losses are recognized within write-down of digital assets in the statements of operations in the period in which the impairment is identified. The impaired digital assets are written down to their fair value at the time of impairment and this new cost basis will not be adjusted upward for any subsequent increase in fair value. Gains will not be recorded until realized upon sale(s). In determining the gain to be recognized upon sale, the Company will calculate the difference between the sales price and carrying value of the digital assets sold immediately prior to sale. During 2022, the Company recorded an impairment of $63,837. During 2023, these digital assets were sold, and the Company recognized a realized gain on sale of $221,353, which is included in other income (expense) in the accompanying statements of operations.

Impairment of Long-Lived Assets

The Company reviews its property and equipment, and other long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may be impaired. If it is determined that the estimated undiscounted future cash flows are not sufficient to recover the carrying value of the asset, an impairment loss is recognized in the consolidated statement of operations for the difference between the carrying value and the fair value of the asset. Management does not consider any of the Company's assets to be impaired as of December 31, 2023 and 2022.

Revenue Recognition

The Company generates revenue from 1) licensing agreements with Angel Studios relating to the streaming of the Company's intellectual property via digital media – Video-on-Demand (VOD) and Subscription Video-on-Demand (SVOD) and 2) ad share revenue and promotional revenue. The Company recognizes revenue when a customer obtains control of promised products or services. The amount of revenue recognized reflects the consideration that the Company expects to be entitled to receive in exchange for these products or services.

To achieve the core principle of Topic 606, the Company applies the following five steps:

1) Identify the contract with the customer
2) Identify the performance obligations in the contract
3) Determine the transaction price
4) Allocate the transaction price to performance obligations in the contract
5) Recognize revenue when or as the Company satisfies a performance obligation

Ad Share and Promotional Revenue

The Company has monetized their YouTube marketing videos allowing the Company to share in revenue from advertisements shown before, during or alongside the uploaded clip. Revenue is recognized when the ad share payment is payable from the various social media platforms. The Company also has agreements with service providers, where content may be created and distributed with product placements or messages from the service providers. Revenue is recognized when the content is aired with these product placements.

Digital Media (VOD and SVOD)

Digital media revenue stems from licensing agreements with Angel Studios, wherein Angel Studios streams the Company's intellectual property. The license is not distinct from the streaming services, and the arrangement represents a sale or usage-based royalty with the license representing the predominant item to which the royalty relates. The VOD sales and SVOD usage revenues are determined according to the licensing agreement based on hours viewed by Angel Studios' customers during each quarter of the year. Angel Studios provides the Company quarterly royalty reports detailing the sales or usage-based royalties, which amounts Angel Studios remits to the Company. The Company recognizes revenue based on these royalty reports, which represents when the sales or usage occurred and the satisfaction of the performance obligation to the end customer.

Pay It Forward

The Company recognizes revenue from customers that choose to donate funds for future seasons and keep Tuttle Twins free around the world. Revenue is recognized when the donation is made.

The following table presents the Company's revenue disaggregated by the previously mentioned performance obligations for the years ended December 31:

	2023	2022
Ad share and promotional revenue	$ 79,652	$ 6,296
Digital media - VOD/SVOD	-	5,249
Pay it forward donation	-	201
	$ 79,652	$ 11,746

Advertising

Advertising costs are expensed as incurred. Advertising expenses totaled approximately $80,000 and $74,000 for the years ended December 31, 2023 and 2022, respectively.

Leases

Management determines if a contract is or contains a lease at inception or modification of a contract. A contract is or contains a lease if the contract conveys the right to control the use of an identified asset for a period in exchange for consideration. Control over the use of the identified asset means the lessee has both (a) the right to obtain substantially all of the economic benefits from the use of the asset and (b) the right to direct the use of the asset. Such assets are classified as ROU assets with a corresponding lease liability.

For all arrangements where it is determined that a lease exists, the related ROU assets and lease liabilities are recorded as either operating or finance leases. At inception or modification, the Company calculates the present value of lease payments using the implicit rate determined from the contract or the Company's incremental borrowing rate applicable to the lease, which is determined by estimating what it would cost the Company to borrow a collateralized amount equal to the total lease payments over the lease term based on the contractual terms of the lease and the location of the leased asset. The present value is adjusted for prepaid lease payments, lease incentives, and initial direct costs. Lease expense is recognized for these leases on a straight-line basis over the expected lease term. Non-lease costs, such as common-area maintenance costs, taxes, and insurance, are not included in the measurement of the ROU asset and lease liability. The depreciable life of assets and leasehold improvements are limited by the expected lease term.

Income Taxes
The Company is an LLC taxed as a corporation. Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the tax bases of assets and liabilities. The deferred taxes represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred income tax assets are reviewed periodically for recoverability, and valuation allowances are provided when it is more likely than not that some or all of the deferred income tax assets may not be realized.

The Company believes that it has appropriate support for the income tax positions taken and to be taken on its tax returns and that its accruals for tax liabilities are adequate for all open tax years based on an assessment of many factors including experience and interpretations of tax laws applied to the facts of each matter. The Company files income tax returns in the U.S. federal jurisdiction and certain state jurisdictions.

Reclassifications
Certain amounts in the 2022 financial statements have been reclassified to conform with the current year presentation.

Subsequent Events
Management has evaluated events and transactions for potential recognition or disclosure through April 29, 2024, which is the date the financial statements were available to be issued.

2. Going Concern
The Company has incurred significant net losses since inception that have accumulated to approximately $2,080,000 as of December 31, 2023. The Company used net cash of approximately $2,846,000 in operating activities in 2023. The net losses and use of cash in operating activities resulted from producing the first two seasons of the series. These matters raise substantial doubt about the Company's ability to continue as a going concern. Management plans to raise additional equity financing in 2024.

The Company's activities are subject to significant risks and uncertainties, including failing to secure additional funding to produce its series. There can be no assurance that the Company will be successful in its efforts to raise sufficient capital to complete its series.

3. Property and Equipment

Property and equipment consisted of the following as of December 31:

	2023	2022
Furniture and fixtures	$ 30,762	$ 15,005
Computers	14,096	-
	44,858	15,005
Less accumulated depreciation	(8,665)	(2,175)
	$ 36,193	$ 12,830

Depreciation expense on property and equipment for the years ended December 31, 2023 and 2022 was $6,490 and $2,175, respectively.

4. Leases

In March 2022, the Company entered into a lease agreement with a related party to lease office space under an operating lease with an original lease term of 36 months. As of December 31, 2023, there was 1.1 years remaining on the original lease term. The Company elected the policy to use the risk-free interest rate, which was 1.47% on March 1, 2022, in calculating the ROU asset and operating lease liability as the rate implicit in the lease was not known.

The following table reconciles the undiscounted future cash flows to the operating lease liability recorded on the accompanying balance sheet as of December 31, 2023:

Years Ending December 31,	
2024	$ 13,685
2025	2,292
Total lease payments	15,977
Less: interest	(127)
	$ 15,850

Rent expense under the operating lease was $14,272 and $13,826 for the years ended December 31, 2023 and 2022, respectively.

5. Commitments and Contingencies

Legal Matters

The Company is a party to various legal matters that have arisen in the normal course of business. Management, after consultation with legal counsel, is of the opinion that none of these matters will have a material, adverse effect on the Company's consolidated financial position, results of operations, and liquidity.

Employee Agreements

The Company has entered into employment agreements with certain members of management. The terms of each agreement are different. However, one or all of these agreements include stipulated base salary, bonus potential, vacation benefits, severance, and non-competition agreements. These agreements also provide certain benefits if there is a change in ownership of the Company.

Exclusivity Agreement

In 2022, the Company entered into an exclusive video-on-demand and subscription licensing agreement with Angel Studios, Inc., for distribution of the Company's planned television series.

6. Convertible Notes Payable

In 2023, the Company issued convertible notes payable totaling $900,000 in aggregate to an existing shareholder, issued between August and November 2023. These notes bear interest at an annual rate of 7%, mature in May 2024, and require no repayments until maturity. These notes are convertible into preferred units at a price of $1.16 per unit. The balance on these notes was $900,000 as of December 31, 2023.

7. Preferred and Common Units

The Company has authorized 7,830,897 units of Preferred and 12,250,000 Common units each. During 2023 and 2022, 1,062,596 and 1,513,729 of the Common units were issued in exchange for compensation with no cash consideration to owners, employees, contractors, and producers of the Company.

During 2022, the Preferred units were issued with a Regulation D raise in which the units were issued at $1.16 per unit and the Company issued 2,859,423 units for total proceeds of $3,147,741.

In September 2020, the Company entered into several agreement with members of management to grant an ownership interest of Common units in the company for services performed. The value of these units on the grant date was based on the amount paid in cash by other members and investors for an equivalent ownership interest of common units in the Company. A portion of the units vested immediately, and the remaining units vested over a period of 36 months, ending on August 31, 2023. The units that vested immediately were expensed and the remaining expense associated with the equity grant was recognized ratably until August 31, 2023.

Beginning in 2021 and through the year ended December 31, 2023, the Company entered into several agreements with contractors and employees to grant an ownership interest of Common units in the company for services performed. The value of these units on the grant date was based on the amount paid in cash by other members and investors for an equivalent ownership interest of common units in the Company. These units had varying vesting terms ranging from 12 to 48 months with longest vesting term ending in December 2026. The expense associated with these grants is being recognized on a straight-line basis over the vesting term.

Additionally, beginning in 2021 and through the year ended December 31, 2023, the Company entered into several agreements with producers of the show in which they would receive a portion of their compensation in exchange for Common units. These units vested upon the release of the associated episode they produced.

Prior to making any distributions to the Common unit holders, the Company must first make distributions to the Preferred unit holders until they have received a cumulative return of 120% of their initial capital contribution.

Voting

Each member has a number of votes equal to the number of units held by such member, except that Preferred unit holders do not have a right to vote.

8. Related Party Transactions

The Company paid for marketing services to entities owned by Company officers and or equity holders. During the years ended December 31, 2023 and 2022, the Company incurred expenses of $84,517 and $132,000, respectively, to these related parties for marketing services. As of December 31, 2023 and 2022, the Company had a balance in accounts payable of $14,884 and $32,244, respectively, to these related parties.

As of December 31, 2022, the Company was owed $112,000 from a related party for reimbursement of marketing costs. This was included in other assets on the balance sheet as of December 31, 2022.

During 2022, the Company entered into a lease agreement with a related party and incurred approximately $14,300 and $13,500 in lease expense to this related party for the years ended December 31, 2023 and 2022, respectively.

9. Income Taxes

The benefit for income taxes differs from the amount computed at federal statutory rates as follows:

	2023	2022
Federal income tax benefit at statutory rate	$ 95,746	$ 143,438
State income tax benefit at statutory rate	22,377	26,710
Permanent differences	(14,844)	(49,359)
Change in valuation allowance	(122,683)	(120,789)
Other	19,304	-
	$ (100)	$ -

Significant components of the Company's deferred income tax assets (liabilities) are as follows as of December 31:

	2023	2022
Net operating loss carryforwards	$ 573,567	$ 287,952
Leases	99	82
Investments	-	15,902
Property and equipment	(7,801)	(3,196)
Unrealized gains	(3,820)	(15,287)
Production costs	(153,909)	-
Valuation allowance	(408,136)	(285,453)
	-	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. A significant piece of objective negative evidence evaluated is the cumulative loss incurred since inception. Such objective evidence limits the ability to consider other subjective evidence such as the Company's projections for future growth.

On the basis of this evaluation, a full valuation allowance of $408,136 and $285,453 as of December 31, 2023 and 2022, respectively, has been recorded as it more likely than not that the deferred tax assets will not be realized. The valuation allowance increased by $122,683 during 2023, and there is no tax benefit presented on the accompanying financial statements.

As of December 31, 2023 and 2022, the Company had U.S. federal net operating loss carryforwards of approximately $2,310,000 and $1,550,000, respectively. The federal net operating loss carryforwards generated can be carried forward indefinitely.

The Company recognized the tax benefit of an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the appropriate taxing authorities, based on technical merits. The reversal of uncertain tax positions will not affect the Company's effective tax rate to the extent that it continues to maintain a full valuation allowance against its deferred tax assets. The Company has no uncertain tax positions.

10. Subsequent Events

From January through April 2024, the Company issued additional convertible notes payable, raising an aggregate of $1,800,000. These notes bear interest at an annual rate of 7%, mature in May 2024, and require no repayments until maturity. These notes are convertible into preferred units at a price of $1.16 per unit.